13013220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robbins Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 West Bryn Mawr
(No. and Street)

Chicago	IL	60631
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Frank — 773-714-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Coleman Company, PLLC
(Name – *if individual, state last, first, middle name*)

7033 East Greenway Parkway	Scottsdale	Arizona	85254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/5

ROBBINS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Charles Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robbins Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH M BOLGER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES09/10/14

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBBINS SECURITIES, INC.

DECEMBER 31, 2012

TABLE OF CONTENTS

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Independent Auditor's Report

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Robbins Securities, Inc. (an Illinois corporation having made an "S" tax election) as of December 31, 2012 and the related statements of Income, Changes in Stockholder's Equity, Cash Flows for the year then ended, and the related notes to the financial statements and the supplementary schedules.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and supplementary schedules in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report- continued

Opinion

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Robbins Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company has ceased operations during 2012. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter is described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 26, 2013

ROBBINS SECURITIES, INC.

Statement of Financial Condition

December 31, 2012

ASSETS

Cash	$	57,262
Prepaid expenses		5,820
Other assets		106
	$	63,188

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	17
Loan from shareholder		50,000
		50,017
Stockholder's Equity:		
Common stock, no par value, authorized 1,000,000 shares, issued 1,000 shares		1,000
Additional paid-in capital		15,000
Retained earnings	(	2,829)
		13,171
	$	63,188

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2012

REVENUES	
Commissions	$ 9,678
EXPENSES	
Commissions	972
Administrative	12,000
Registration fees	5,210
Other expenses	876
	19,058
Net Income (loss) before Taxes	(9,380)
Provision for State Income Taxes	96
NET INCOME (LOSS) AFTER INCOME TAXES	(9,476)

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2012	1,000	$ 1,000	$ 10,000	$ 6,647	$ 17,647
Contributed capital			5,000		5,000
Net Income (loss)				(9,476)	(9,476)
Balance at December 31, 2012	1,000	$ 1,000	$ 15,000	$ (2,829)	$ 13,171

The acccompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)		($ 9,476)
Adjustment to reconcile net income to net cash provided/(required) by operating activities :		
(Increase) decrease in operating assets:		
Receivable from clearing organizations	2,064	
Prepaid expenses	(956)	
Other assets	195	
Increase/(Decrease) in operating liabilities:		
Accrued expenses	(222)	
Total adjustments		1,081
Net cash provided (used) by operating activities		(8,395)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital		5,000
Loans from shareholder		50,000
Net cash provided (used) by financing activities		55,000
Net increase in cash		46,605
Cash and cash equivalents, beginning of year		10,657
Cash and cash equivalents, end of year		$ 57,262

SUPPLEMENTAL DISCLOSURE

1. During the year, the Company remitted $96 state income taxes.
2. During the year, the Company did not pay any interest expense.
3. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."

ROBBINS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE A – ORGANIZATION and NATURE OF BUSINESS

Robbins Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Illinois on July 1, 1993. The Company remained inactive until January 1, 2001 and made an income tax election to be taxed as an "S" corporation. The Company is wholly owned by an individual.

The Company's revenue is derived from commissions paid to the Company from another broker-dealer who place investment transaction for customers of the Company. The Company does not hold any securities or funds of its customers. On or about July 9, 2012, the aforementioned broker-dealer was closed down by a government agency and accordingly, Robbins Securities, Inc.'s commission income ceased.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition - Commissions

The Company operates as an introducing broker dealer and has entered into any agreement with another broker dealer who places customer transactions. Pursuant to the agreement with the broker dealer, the Company received a commission based on the placed transactions.

Receivables from Clearing Organization

Pursuant to the agreement with the clearing organization, the clearing organization remits a commission check to the Company during the month subsequent to the trade-date. The Company has received all earned commissions from the clearing organization and pursuant to the clearing organization terminating operations on or about July 9, 2012; the Company no longer earns a commission and does not record any receivable from the clearing organization. During 2012, the Company did not incur any bad debts from the clearing organization.

Advertising

The Company does not advertise or incur any such expense during the year.

Fixed Assets

Pursuant to a management agreement, the Company does not own any fixed assets.

Income Taxes

The Company made an income tax election under Internal Revenue Code Section 1362 to be taxed as an "S" corporation; accordingly, the Company's shareholder reports the Company's taxable income or taxable loss on his personal income tax return and is responsible for the applicable income tax. Accordingly, the Company does not record a provision for federal income taxes. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income of "S" corporations and the Company is responsible for the Illinois replacement tax. Because of Illinois replacement tax is nominal, the Company reports the state income tax in the year paid rather than in the year accrued.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE C – CONCENTRATION OF RISK

Concentration of Business Risk – The Company has entered to a referral services and commission sharing agreement with an outside company engaged in securities brokerage business in which the Company receives a commission based on the investment activity conducted by current and future customers of the Company. The agreement expires on March 31, 2011 and shall thereafter automatically extend annually until March 31 of each year unless terminated by either party on or before September 30 of the previous year. On or about July 9, 2012, the clearing organization terminated its operations which directly impact the Company.

Concentration of Credit Risk – Because the Company is considered an introducing broker as the Company refers current and future customers of the Company to an outside company engaged in securities brokerage business, and does not hold funds of customers and does not clear investment transactions of its customers, the Company believes it does not have any credit risk. However, the Company could have credit risk exposure associated with the possible nonperformance of the aforementioned outside security brokerage company. Accordingly, it is the Company's policy to review, as necessary, the credit standing of it counterparty.

NOTE D – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2012, the Company's assets and liabilities fall into Level 1 and require no adjustments to arrive at fair value. The Company held no Level 2 or Level 3 assets or liabilities.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000 (as defined by FINRA). Net capital of the Corporation, as defined by FINRA, as of December 31, 2012 was $7,245 (see Schedule 1). The minimum capital requirements may effectively restrict the withdrawal of corporation equity.

NOTE F – MANAGEMENT SUPPORT SERVICES AGREEMENT and RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Riverside Futures, Inc. ("Riverside") in which Riverside shall provide office space, non-securities related support, marketing and consulting services to the Company. It is the intent of the parties that Riverside shall be fairly and reasonably compensated for the services and facilities provided to the Company. The agreement remains in effect unless terminated by either party upon 30 days written notice. Each year the parties review the services rendered by Riverside and determine if the compensation shall be adjusted. The agreement was last adjusted on January 1, 2011, and calls for monthly payments to Riverside of $1,000.

Notwithstanding Riverside Futures, Inc. is wholly owned by the sole shareholder of Robbins Securities, the parties believe the monthly compensation payments are reasonably determined and considered to be at arms-length.

NOTE G – INCOME TAXES

The Company, pursuant to its "S" election, is not subject to federal income taxes on its reported net income. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income of "S" corporations and the Company is responsible for the Illinois replacement tax. Because of Illinois replacement tax is nominal, the Company reports the state income tax in the year paid rather than in the year accrued. Accordingly, the $96 provision for state income taxes shown on the Statement of Income is the Company's 2011 state income tax which was paid during 2012. The Company, pursuant to its net loss for 2012 did not incur a state income tax.

NOTE H – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Rule 17a-5 requires the annual audited financial statements include a statement of changes in liabilities subordinated to claims of general creditors. During 2012, the Company did not have any liabilities that were subordinated to the claims of general creditors.

NOTE I – GOING CONCERN, ADDITIONAL PAID IN CAPITAL, and POSSIBLE SALE OF THE BUSINESS

As previously discussed, Robbins Securities, Inc. operates as an introducing broker dealer and had entered into an agreement with a clearing broker dealer in which Robbins Securities, Inc. would receive a monthly commission from the clearing broker dealer based on transactions executed by the referred customers of Robbins Securities, Inc. On or about July 9, a government agency closed down the clearing broker dealer and it is believed customers may have then associated with another broker dealer company. Robbins Securities, Inc. was unable to retrieve its former customers and was unable to associate with a replacement clearing broker dealer. As a result, since July 9, 2012, Robbins Securities, Inc. was unable to earn or collect any commission income. Notwithstanding Robbins Securities Inc. inability to generate revenue, the Company continued to operate as a broker dealer through December 31, 2012 and incurred operational expenses.

The Company's owner contributed $5,000 additional paid-in capital and advanced $50,000 during 2012 to assist the Company in meeting its financial obligations.

On November 15, 2012, the Company's owner entered into an agreement with an unrelated corporation in which the buyer will acquire 100 percent of the outstanding common stock of the Company (less certain defined assets). The sale of the Company is contingent upon approval by the Securities Exchange Commission and Financial Industry Regulatory Authority. The approval process can take several months once the potential buyer has submitted all required documents with FINRA. In the event that the SEC and FINRA do not grant approval of the sale, the November 15, 2012 agreement will be terminated.

The Company owner believes if the aforementioned sale of the Company does not take place, the Company will be terminated during 2013.

NOTE J – SUBSEQUENT EVENTS

Subsequent events were evaluated through February 26, 2013, which is the date of the financial statement were available to be issued.

As discussed in Note I, the sale of the Company is pending approval by the SEC and FINRA. The Company cannot speculate whether the approval will be granted. In the event the SEC and FINRA do not approve the sale, the Company may be terminated during 2013.

SUPPLEMENTARY INFORMATION

ROBBINS SECURITIES, INC.

Schedule 1

Computation of Net Capital and Minimum Capital Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

	Allowable	Non-Allowable	Total
Cash	$ 57,262		$ 57,262
Prepaid expenses		5,820	5,820
Other assets		106	106
	57,262	5,926	63,188
Accrued expenses	17		17
Loan from shareholder	50,000		50,000
	50,017		50,017
Common stock			1,000
Additional paid-in capital			15,000
Retained earnings (deficit)			(2,829)
			13,171
Allowable assets			57,262
Less: allowable liabilities			50,017
NET NET CAPITAL			7,245
MINIMUM NET CAPITAL REQUIREMENT			5,000
EXCESS NET CAPITAL			$ 2,245

Note: There were no material differences between the above computation of net capital and the computation of net capital reported in the Company's amended unaudited filing of its FOCUS report.

ROBBINS SECURITIES, INC.

Schedule 2

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Robbins Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Robbins Securities, Inc. does not hold customer funds or safekeep customer securities.

ROBBINS SECURITIES, INC. Schedule 3

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2012

Robbins Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule). Robbins Securities, Inc. does not hold customer funds or safekeep customer securities.

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Stockholders of Robbins Securities, Inc.
8700 West Bryn Mawr, 7th Floor
Chicago, Illinois 60631

In planning and performing our audit of the financial statements of Robbins Securities, Inc. ("Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 26, 2013

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders of Robbins Securities, Inc.
8700 West Bryn Mawr, 7th Floor
Chicago, Illinois 60631

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Robbins Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and other specified parties in evaluating Robbins Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Robbins Securities, Inc.'s management is responsible for the Robbins Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, i.e. check disbursements or CRD account transfers, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 26, 2013